

September 8, 2020

David Matthews
Chief Financial Officer
Ardagh Group S.A.
56, rue Charles Martel
L-2134 Luxembourg, Luxembourg

> **Re: Ardagh Group S.A.**
> **Form 20-F for the Year Ended December 31, 2019**
> **Form 6-K furnished July 23, 2020**
> **File No. 001-38032**

Dear Mr. Matthews:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 20-F for the Year Ended December 31, 2019

Financial Statements
Notes to the Consolidated Financial Statements
2. Summary of significant accounting policies
Revenue recognition, page F-21

1. We note from your footnote certain contracts for which you manufacture products have no alternative use and you have enforceable right to payment for production completed to date. Revenues from such contracts are recognized over time while revenues for all other contracts are recognized at a point in time (upon dispatch). Please tell us if the amounts recognized over time are material and if so, tell us your consideration of paragraph 114 of IFRS 15 and the disaggregation of revenues from contracts with customers into categories that depict how the nature, amount, timing and uncertainty of revenue and cash flows are affected by economic factors. Alternatively, you may revise your footnote to provide disaggregated revenue recognized from contracts over time and at a point in time.

David Matthews
Ardagh Group S.A.
September 8, 2020
Page 2

Form 6-K furnished July 23, 2020

Exhibit 99.1, page 1

2.   We note from the first page of your press release that you present the non-GAAP measure Adjusted EBITDA before the most directly comparable GAAP measure, (Loss)/profit for the period, as calculated under IFRS. We further note that you present the non-GAAP measure Adjusted EBITDA margin without a corresponding measure calculated in accordance with IFRS. Please revise to present the most directly comparable GAAP measures with equal or greater prominence. Refer to Item 100(a)(1) and (2) of Regulation G.

3.   In addition, please revise your presentations of non-GAAP measures to use titles for the measures that are clearly distinguishable from the comparable GAAP titles. In this regard, the non-GAAP measures "cash generated from continuing operations" and "operating cash flow from continuing operations" and "operating cash flow – group" appear confusingly similar to the GAAP measure Net cash from operating activities.

4.   Furthermore, as your reconciliations of cash generated from continuing operations, operating cash flow from continuing operations, and operating cash flow – group are ultimately reconciled to (Loss)/profit from continuing operations, it is unclear as to whether this non-GAAP measure is used by management primarily as a measure of operating performance or as a measure of liquidity. Please tell us how management uses each measure, and to the extent you use these as measures of liquidity, please revise to provide a reconciliation to the most directly comparable measure, net cash from operating activities, calculated in accordance with IFRS.

    In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    You may contact Heather Clark at 202-551-3624 or Jean Yu at 202-551-3305 with any questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Manufacturing